March 21, 2025

Stephan Jackman
Chief Executive Officer
Alzamend Neuro, Inc.
3480 Peachtree Road NE
Second Floor, Suite 103
Atlanta, GA 30326

       Re: Alzamend Neuro, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2025
           File No. 333-285788
Dear Stephan Jackman:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note that the registration statement includes the proposed resale of common shares underlying preferred shares and that the preferred shares are to be issued pursuant to an equity line financing arrangement. Question 139.13 of the Securities Act Sections
       Compliance and Disclosure Interpretations, available on our website, provides that, in order for shares to be registered on a resale basis under an equity line financing, the resale registration statement must be on a form that the company is eligible to use for a primary offering. Given that the aggregate market value of your common equity held by non-affiliates does not exceed the $75 million threshold set forth in General
       Instruction I.B.1 to Form S-3, it does not appear that you are eligible to use Form S-3 for a primary offering. Accordingly, please provide us with an analysis supporting
 March 21, 2025
Page 2

       your determination that the offering may be registered on Form S-3 or amend your registration statement as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Dickerson at 202-551-8013 or Joshua Gorsky at 202-551-7836
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Kenneth A. Schlesinger, Esq.